Exhibit 7.1

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	2013	2012	2011
IFRS
Fixed Charges(1):
Interest capitalized in fixed assets	2,943,597	2,110,075	4,292,351
Interest expense	54,067,022	72,951,202	63,003,854

Total interest cost	57,010,618	75,061,277	67,296,206
Total Fixed Charges	57,010,618	75,061,277	67,296,206

Net income (loss)	(170,058,427)	2,600,478	(106,942,256)
Hydrocarbon Income Tax (IRP)	3,787,543	2,442,280	(677,392)
Income Tax and Others	3,672,466	2,138,856	3,853,408
Profit sharing in subsidiaries and affiliates (income from equity investees)	706,710	4,797,607	(810,752)

Pretax income from continuing operations before income from equity investees	(161,891,708)	11,979,221	(104,576,991)
Fixed Charges(1):	57,010,618	75,061,277	67,296,206
Amortization of interest capitalized	117,744	84,403	171,694
Dividends received on investments in shares	914,116	685,704	599,907
Interest capitalized in fixed assets	(2,943,597)	(2,110,075)	(4,292,351)

Earnings	(106,792,827)	85,700,530	(40,801,536)

Amount by which fixed charges exceed earnings	163,803,445	(10,639,253)	108,097,741
Ratio of earnings to fixed charges	(1.87)	1.14	(0.61)

(1)	These figures do not include rental expense.